1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ☑                      Form 40-F       ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                      No       ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
July 09, 2004

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2004.

1) Sales volume (in NT$: thousand)

Period	Items	2004	2003	Changes	(%)
June	Invoice amount	21,745,171	15,873,844	5,871,327	36.99%
Jan — June	Invoice amount	117,151,501	81,238,679	35,912,822	44.21%
June	Net sales	22,519,074	17,846,112	4,672,962	26.18%
Jan — June	Net sales	122,382,446	89,247,465	33,134,981	37.13%

2) Funds lent to other parties (in NT$: thousand)

	Limit of lending		June		Bal. as of period end
TSMC	65,842,862		0		0
TSMC’s subsidiaries	33,368,619	*	57,900	*	5,066,250

*	The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$: thousand)

	Limit of endorsements	June		Bal. as of period end
TSMC	82,303,577	208,440	*	18,238,500
TSMC’s subsidiaries	N/A	0		0
TSMC endorses for subsidiaries		208,440	*	18,238,500
TSMC’s subsidiaries endorse for TSMC		0		0
TSMC endorses for PRC companies		0		0
TSMC’s subsidiaries endorse for PRC companies		0		0

*	The deviation was due to the fluctuation in currency exchange rate.

4) Financial derivative transactions (in thousand)

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	0
		EUR:	20,000
	Assets:	US$:	2,128,000
Financial instruments			FX forward contracts
Recognized profit (loss)			(NT$19,215)

a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

Underlying assets / liabilities	Liabilities:	NT$:	3,000,000
		US$:	0
	Assets	US$:	0
Financial instruments			Interest rate swap
Recognized profit (loss)			0

     b. Trading purpose: None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 9, 2004	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer